UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 14, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES START OF RABIES ANTIBODY PRODUCT CLINICAL TRIAL

LEIDEN, THE NETHERLANDS, DECEMBER 13, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that the rabies monoclonal antibody product it is currently developing has entered a Phase I clinical study in the United States. Crucell has developed a human monoclonal antibody product, a combination of two monoclonal antibodies for the post-exposure prophylaxis (PEP) of rabies, using its MAbstract(R) and PER.C6(R) technology. The pre-clinical evaluation of the antibody product was performed in collaboration with the Rabies Program of the Centers for Disease Control and Prevention (CDC) in Atlanta.

The Crucell-funded US clinical trial, will be a randomized, double-blind, placebo controlled study in 60 healthy volunteers that will test the antibody product alone in a dose escalation study as well as in combination with a rabies vaccine. The main parameters under investigation will be safety, tolerability and (rabies virus) neutralizing activity.

"The entry of the rabies antibody product into the clinic is an important achievement for Crucell since it is the first innovative PER.C6(R)-based protein product that offers a potential solution to the problems of cost, availability and safety that currently curtail the success of rabies immune globulin (RIG)," said Jaap Goudsmit, Chief Scientific Officer at Crucell.

Dr. Charles E. Rupprecht, head of the Rabies Program in the Division of Viral and Rickettsial Diseases of the CDC added: "The development of a human monoclonal antibody product opens up a novel era in the global fight against rabies. After several decades of pioneering activities in the rabies scientific community, this product offers the opportunity to replace RIG derived from human or horse blood. These are traditional products that are in short supply and can differ from lot to lot." Additional details regarding the product and the Phase I trial design will be presented today by Crucell's project director, Dr. Alexander Bakker at the IBC Antibody Engineering conference in San Diego at
10.30 a.m. PST.

ABOUT RABIES
Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure. There is no proven treatment for rabies once symptoms of the disease have appeared.

Lethal rabies is prevented by PEP via the combined administration of a rabies vaccine and RIG following the bite of a rabid animal. The vaccine and RIG must be given together to prevent rabies. Neither vaccine nor RIG is effective if independently applied. Current supply and quality of rabies vaccine is sufficient, but RIG is in short supply and carries certain safety risks.

Crucell has conceived an antibody product that is produced using its PER.C6(R) technology, which offers large-scale manufacturing capabilities and production under serum-free conditions. Crucell's rabies monoclonal antibody product offers the potential for replacing the traditional serum-derived products that are currently still in use for the treatment of rabies.

Rabies is prevalent in all the continental regions of Europe, Asia, America and Africa. Globally, approximately 10 million people a year are vaccinated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, mainly in Asia and Africa.

ABOUT MABSTRACT(R) TECHNOLOGY
Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.

ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                          FOR CRUCELL IN THE US:
Leonard Kruimer                       REDINGTON, INC.
Chief Financial Officer               Thomas Redington
Tel. +31-(0)71-524 8722               Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com           tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   DECEMBER 14, 2006                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer